UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden
(Rule 13d-101)	hours per response.......... 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. ______)*

QUINTILES TRANSNATIONAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

748767100

(CUSIP Number)

Dennis B. Gillings, Ph.D.
Pharma Services Holding, Inc.
4709 Creekstone Drive, Riverbirch Bldg., Suite 200
Durham, North Carolina 27703
(919) 941-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
_________________

     *The remainder of this cover page shall be filled out for a reporting person#s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be #filed# for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 748767100	13D	Page 2 of 11

1	NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pharma Services Holding, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

SC, BK, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,000,000 shares
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		124,000,000 shares
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		1,000,000 shares

	10	SHARED DISPOSITIVE POWER

		124,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,000,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON*

HC, CO

CUSIP No. 748767100	13D	Page 3 of 11

1	NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pharma Services Intermediate Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

SC, BK, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		124,000,000 shares
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

		124,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,000,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

99.2%

14	TYPE OF REPORTING PERSON*

HC, CO

CUSIP No. 748767100	13D	Page 4 of 11

Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.01 per share of Quintiles Transnational Corp. (the “Issuer”). The address of the Issuer’s principal executive offices is 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. All of the common stock (the “Common Stock”) of the Issuer was acquired by Pharma Services Holding, Inc. (“Holding”) and Pharma Services Intermediate Holding Corp. (“Intermediate Holding,” and together with Holding, the “Reporting Persons”) in connection with a merger that closed on September 25, 2003, as described more fully in Item 4 below.

Item 2. Identity and Background

     (a) Names and places of organization:

     Holding is a Delaware corporation. Intermediate Holding is a Delaware corporation.

     The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

     The directors of Holding are Dennis B. Gillings, Ph.D. (Chairman), Richard M. Cashin, Jr., James S. Rubin, Jacques Nasser, James L. Bierman, S. Iswaran, Ong Beng Teck and Jonathan Coslet. The directors of Intermediate Holding are Dennis B. Gillings, Ph.D. (Chairman), Richard M. Cashin, Jr., James S. Rubin, Jacques Nasser, James L. Bierman, S. Iswaran, Ong Beng Teck and Jonathan Coslet. Information concerning the principal occupations of the directors of the Reporting Persons is provided in Annex I to this Schedule 13D.

     (b) Business address:

     The business address of each of the Reporting Persons is 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

     The business address of Richard M. Cashin, Jr. and James S. Rubin is c/o One Equity Partners LLC, 320 Park Avenue, 18th Floor, New York, New York 10022. The business address for Jacques Nasser is c/o One Equity Partners LLC, 100 Bloomfield Hills Parkway, Suite 175, Bloomfield Hills, Michigan 48304. The business address of Dennis B. Gillings, Ph.D. and James L. Bierman is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. The business address of S. Iswaran and Ong Beng Teck is c/o Temasek Holdings (Private) Limited, 60B Orchard Road, #06-18, Tower 2, The Atrium Orchard, Singapore 238891. The business address of Jonathan Coslet is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

     (c) Principal business:

     Holding was organized in connection with the merger described in Item 4 below and has not carried on any activities other than in connection with such merger. Intermediate Holding was organized in connection with the merger described in Item 4 below and has not carried on any activities other than in connection with such merger. Intermediate Holding is a wholly owned subsidiary of Holding.

     (d) Criminal proceedings:

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 748767100	13D	Page 5 of 11

     (e) Civil proceedings:

     During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship:

     The Reporting Persons are both Delaware corporations.

Item 3. Source and Amount of Funds or Other Consideration

     The total amount of funds required to acquire the Common Stock was approximately $1.75 billion. The Reporting Persons used the following sources in funding the consideration paid to the holders of the Common Stock: (i) available cash and cash equivalents of the Issuer equal to approximately $585.9 million, (ii) cash equity financing in the aggregate amount of approximately $442.9 million, including investments of approximately $215.8 million from One Equity Partners LLC, $90.0 million from TPG Quintiles Holdco LLC, $90.0 million from Temasek Life Sciences Investments Private Limited, $15.0 million from Perseus-Soros Biopharmaceutical Fund, L.P., $15.0 million from SSB Capital Partners, $10.0 million from Mitsui & Co., Ltd., and approximately $7.1 million by certain other investors, the majority of whom are affiliates of One Equity, (iii) the contribution of Common Stock and options for Common Stock with an aggregate value of approximately $107.1 million, including securities held by Dennis B. Gillings, Ph.D. and his affiliates, and other selected members of senior management of the Issuer, in exchange for equity securities of Holding, (iv) a $385 million senior secured credit facility with Citigroup North America, Inc. and (v) the issuance of 10% senior subordinated notes in the aggregate principal amount of $450 million in an institutional private placement.

CUSIP No. 748767100	13D	Page 6 of 11

Item 4. Purpose of Transaction

     Effective September 25, 2003, Pharma Services Acquisition Corp., a wholly owned subsidiary of Intermediate Holding and an indirect wholly owned subsidiary of Holding, was merged with and into the Issuer, with the Issuer continuing as the surviving corporation, in a “going private” transaction. The merger was consummated pursuant to a merger agreement dated as of April 10, 2003, as amended on August 18, 2003, by and among the Issuer, Pharma Services Acquisition Corp., and Holding. Holding was formed for purposes of the merger transaction by Dennis B. Gillings, Ph.D., the Chairman and founder of the Issuer, and One Equity Partners LLC, the private equity arm of Bank One Corporation. In the merger, Holding paid $14.50 in cash for each outstanding share of the Issuer, except for shares held by Holding, which it acquired pursuant to the rollover described in Item 3(iii) above, and shares held by Pharma Services Acquisition Corp. In addition, Holding paid the excess, if any, of $14.50 over the per share exercise price of each option to acquire Issuer shares outstanding at the effective time of the merger, other than those options held by Dennis B. Gillings, Ph.D. and other members of senior management invited by Holding to exchange such options for equity securities of Holding.

     As a result of the merger, the Issuer is a privately held corporation and there is no public market for the Issuer’s Common Stock. The Issuer’s Common Stock has ceased to trade on the Nasdaq National Market or on any securities exchange.

     In connection with the merger, Dennis B. Gillings, Ph.D., the Chairman of the Issuer, received a new employment agreement with Holding and the Issuer which replaced the employment agreement that he had with the Issuer. Under the new employment agreement, Dr. Gillings will serve as the Chairman and Chief Executive Officer of both Holding and the Issuer for a base salary of $1.0 million, the opportunity to earn an annual cash bonus as well as certain other benefits, including participation in all of the Issuer’s general benefit programs, including health care coverage. Dr. Gillings’ employment agreement also provides that Dr. Gillings will be entitled to severance equal to 2.9 times his then current annual base salary and most recent annual bonus, as well as certain other benefits (including lifetime group health coverage for Dr. Gillings and his wife), upon any termination of his employment other than for cause and other limited circumstances.

     Other than as described above, Holding generally intends to operate the Issuer consistent with past practices. Holding expects to conduct a thorough review of the Issuer and its business practices with a view towards determining the best way to redirect the Issuer’s operations to improve its long-term prospects.

Item 5. Interest in Securities of the Issuer

     (a) and (b) Beneficial ownership:

     Beneficial ownership by the Reporting Persons is incorporated by reference to Items 7 through 11 included on each of the cover pages.

     (c) Transactions during the past sixty days:

     Neither of the Reporting Persons has effected any transactions in the Issuer’s Common Stock, other than as described in Item 4 above, during the past sixty days.

     Dennis B. Gillings, Ph.D. received an option to purchase 74,629 shares of Common Stock on September 15, 2003. He contributed 5,567,705 shares of Common Stock and options for 2,018,691 shares of Common Stock to Holding in exchange for shares of preferred stock and shares of common

CUSIP No. 748767100	13D	Page 7 of 11

stock in Holding. In connection with the merger described in Item 4 above, he received cash in the amount of $2,634,345.50 for shares of Common Stock that were not contributed to Holding. James L. Bierman received an option to purchase 29,851 shares of Common Stock on September 15, 2003. James L. Bierman reported that, pursuant to the merger agreement described in Item 4 above, he disposed of 4,158 shares of Common Stock and options for 838,339 shares of Common Stock at exercise prices ranging from $9.37 to $53.38. Pursuant to the merger agreement, became entitled to $60,291 for his shares of Common Stock and $580,632 for his options.

     (d) Right to receive dividends or proceeds:

     None.

     (e) Beneficial ownership of less than five percent:

     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons are guarantors on the obligation of the Issuer under the terms of the senior secured credit facility discussed in Item 3. All of the assets of the Reporting Persons, including the shares of the Issuer acquired in the merger, are pledged as collateral under the $385 million senior secured credit facility with Citigroup North America, Inc.

     As described in Item 4 above, the Issuer, Pharma Services Acquisition Corp. and Holding entered into a merger agreement in connection with the going private transaction. The merger agreement provides that Holding is required, for a period of six years following the effective time of the merger, to the fullest extent permitted under applicable law, to indemnify and hold harmless, each director, officer, employee, fiduciary and agent of the Issuer or any of its subsidiaries (collectively, the “indemnified parties”) on the date of the merger agreement or at the effective time of the merger from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any action arising out of or pertaining to the transactions contemplated by the merger agreement, as amended, and in the event of any such action (whether arising before or after the effective time of the merger), (i) the Issuer or the surviving corporation will pay the reasonable fees and expenses of one counsel selected by the indemnified parties, which counsel must be reasonably satisfactory to the Issuer or the surviving corporation, and (ii) the Issuer and the surviving corporation will cooperate in the defense of any such matter; provided, however, that neither the Issuer nor the surviving corporation will be liable for any settlement effected without its prior written consent (which consent may not be unreasonably withheld or delayed).

     For a period of six years following the effective time of the merger, the Issuer, as the surviving corporation, is required to maintain officers’ and directors’ liability insurance covering the indemnified parties on terms not less favorable than the Issuer’s insurance existing on April 10, 2003, in terms of coverage and amount. However, if the annual premiums for such insurance exceed 300.0% of the Issuer’s annual premium as of April 10, 2003, then the surviving corporation is only required to provide the maximum coverage then available at an annual premium equal to 300.0% of the Issuer’s annual premium as of April 10, 2003. The surviving corporation is also required to continue in effect the indemnification provisions provided by the restated articles and the restated bylaws of the Issuer as of April 10, 2003 for at least six years following the effective time of the merger.

     The indemnification obligations set forth in the merger agreement, as amended, survive consummation of the merger and are intended to be for the benefit of and to grant third party rights to the indemnified parties. If the surviving corporation or any of its successors or assigns (i) consolidates with

CUSIP No. 748767100	13D	Page 8 of 11

or merges into any other entity and is not the continuing or surviving entity or (ii) transfers all or substantially all of its properties and assets to another entity, then proper provision must be made so that the successors and assigns of the surviving corporation assume the indemnification obligations set forth in the merger agreement, as amended.

     Following the effective time of the merger, Holding and the surviving corporation have jointly and severally agreed to pay all reasonable expenses, including reasonable attorney fees, that may be incurred by the indemnified parties in enforcing the indemnity obligations set forth in the merger agreement, as amended.

     Holding holds all of the issued and outstanding common stock of Intermediate Holding, and therefore has the ability to control the way Intermediate Holding votes and/or disposes of the Issuer Common Stock held by Intermediate Holding.

Item 7. Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of April 10, 2003, as amended on August 18, 2003, by and among Quintiles Transnational Corp., Pharma Services Holding, Inc. and Pharma Services Acquisition Corp., incorporated by reference to Definitive Proxy Statement, dated August 25, 2003, filed by Quintiles Transnational Corp. with the SEC on August 27, 2003.

2.	Joint Filing Agreement, attached hereto as Exhibit A.

CUSIP No. 748767100	13D	Page 9 of 11

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of Pharma Services Holding, Inc. and Pharma Services Intermediate Holding Corp.

Dated as of: October 6, 2003

PHARMA SERVICES HOLDING, INC		PHARMA SERVICES INTERMEDIATE
HOLDING CORP.

By: /s/ Dennis B. Gillings, Ph.D.		By: /s/ Dennis B. Gillings, Ph.D.
Name:	Dennis B. Gillings, Ph.D.	Name:	Dennis B. Gillings Ph.D.
Its:	Chairman	Its:	Chairman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 748767100	13D	Page 10 of 11

Annex I

Name	Present Principal Occupation or Employment

Dennis B. Gillings	Director of Pharma Services Holding, Inc. since March 7, 2003 and Chairman of Pharma Services Holding, Inc. Holding, Inc. since March 10, 2003. Chairman and CEO of Quintiles Transnational Corp.
Richard M. Cashin, Jr.	Director of Pharma Services Holding, Inc. since March 7, 2003. Managing Partner of One Equity Partners LLC (“One Equity”), the private equity arm of Bank One Corp.
James S. Rubin	Director of Pharma Services Holding, Inc. since September 25, 2003. Partner of One Equity.
Jacques Nasser	Director of Pharma Services Holding, Inc. since September 25, 2003. Partner of One Equity.
James L. Bierman	Director of Pharma Services Holding, Inc. since September 25, 2003. Chief Financial Officer of Quintiles Transnational Corp.
S. Iswaran	Director of Pharma Services Holding, Inc. since September 25, 2003. Managing Director of Temasek Holdings (Private) Limited.
Ong Beng Teck	Director of Pharma Services Holding, Inc. since September 25, 2003. Director of Temasek Holdings (Private) Limited.
Jonathan Coslet	Director of Pharma Services Holding, Inc. since September 25, 2003. Partner of Texas Pacific Group.

To the knowledge of the Reporting Persons, during the last five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) resulting in a judgment, decree or final order enjoining any such person from future violations of, or prohibiting any such person from activities subject to, federal or state securities laws, or finding violations by any such person with respect to such laws.

All of the directors of the Reporting Persons are citizens of the United States, except Jacques Nasser (Australia), S. Iswaran (Singapore) and Ong Beng Teck (Singapore).

CUSIP No. 748767100	13D	Page 11 of 11

Exhibit A

Joint Filing Agreement

     We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Dated as of: October 6, 2003

PHARMA SERVICES HOLDING, INC		PHARMA SERVICES INTERMEDIATE
HOLDING CORP.

By: /s/ Dennis B. Gillings, Ph.D.		By: /s/ Dennis B. Gillings, Ph.D.
	Dennis B. Gillings, Ph.D.		Dennis B. Gillings, Ph.D.
Its:	Chairman	Its:	Chairman